                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of  December 1, 1997

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                Form 40-F
                   ---                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                      No
             ---                                        ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                  SCHEDULE 10
                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1.   Company Name:

     Micro Focus Group Plc

2.   Name of shareholder having a major interest:

     PUTNAM Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

     Holding for a number of clients

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

     PUTNAM Investments

5.   Number of shares/amount of stock acquired:

     540,000

6.   Percentage of issued class:

     3.49%

7.   Number of shares/amount of stock disposed:

8.   Percentage of issued class:

9.   Class of security:

     ADR on a par with 10p Ordinary

10.  Date of transaction:

11.  Date company informed:

     1st December 1997

12.  Total holding following this notification:

     540,000

13.  Total percentage holding of issued class following this notification:

     3.49%

14.  Contact name for queries:

15.  Contact telephone number:

16.  Name of company official responsible for making notification:

     Karin Watt

17.  Date of notification:

     1st December 1997

Additional Information:

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Micro Focus Group Public Limited Company
                                        ----------------------------------------
                                                      (Registrant)


Date: December 1, 1997                  By:  /s/ Loren E. Hilllberg
                                             -----------------------------------
                                             Loren E. Hillberg, Secretary